December 20, 2010

Dear Shareholders,

It is with great honor and respect that we address our company’s supporters to provide you with insight into the company and our year in review. Bioheart employees and directors are proud that our company has been able to meet significant challenges this year, yet make substantial progress on many of our initiatives.

Earlier this year I assumed the role as the company's President and Chief Executive Officer and began efforts to reduce debt, build product value and raise capital. My background and experience in equities, ventures and strategic business development are consistent with our current challenge of moving Bioheart forward through our financial turnaround efforts. Having served five years previously on Bioheart's Board of Directors, I know the strength of our management team and have confidence we can bring our technology to patients suffering from heart failure. Our science and technology are sound; we now need to solidify our balance sheet.

On July 1st, I appointed Catherine Sulawske-Guck as Chief Operating Officer—and soon after appointed Kristin Comella as our Chief Scientific Officer.  Ms. Sulawske-Guck has been an executive member of the Bioheart team since December 2003 and has held ascending leadership roles over the past twenty years in the healthcare industry. Ms. Comella has over 12 years experience in stem cell therapy, is recognized as a subject-matter expert in regenerative medicine research and product development, and has led our scientific efforts for the past six years.

On November 2nd, the Board of Directors appointed William P. Murphy, Jr., M.D. as the Company’s Chairman of the Board.  Dr. Murphy’s experience in the healthcare industry, medical background and his experience serving on the company’s Board of Directors for the last 7 years make him the ideal candidate to serve as Chairman.  Dr Murphy is the founder of Cordis Corporation, a medical instrumentation manufacturer that started in Miami and was sold to Johnson & Johnson in 1996.  Dr. Murphy was chairman, CEO and president of Cordis from its founding until retiring from the company in 1985.  Dr Murphy was awarded the Lemelson-MIT Lifetime Achievement Award in 2003 and was inducted into the Inventor’s Hall of Fame in 2008. He also won the first Jay Malina Award from Miami-Dade County’s Beacon Council.

Bioheart Founder Howard Leonhardt rejoined the Board of Directors and remains active as the Company's Chief Technology Officer and Chair of the Scientific Advisory Board. Howard served as our Chairman of the Board and Chief Executive Officer from the Company’s incorporation in August 1999, until March 2007. He has served as the company’s Chief Technology Officer since March 2007.

Clinical Progress

In 2009, Bioheart established a Center of Excellence in Mexico to provide its cell therapy procedures to patients suffering from congestive heart failure (CHF), chronic heart ischemia, acute myocardial infarction (MI) and peripheral arterial disease (PAD).  Together with the Regenerative Medicine Institute of Tijuana, Mexico, Bioheart is offering these therapies to patients at the Hospital Angeles Tijuana, a fully equipped state-of–the art private specialties hospital.

To date, four patients have been treated utilizing adipose derived stem cells. Significant improvements were seen in both the 6-minute walk as well as the left ventricular ejection fraction (LVEF) at the three month follow up as reported by Dr. Juan Parcero at the Mexican Interventional Cardiology meeting in October. The patients averaged an increase of 100 meters in their 6 minute walk distance 3 months after treatment.  This is 5X higher than results demonstrated by Bi-ventricular pacing!  In addition, the patients averaged a 13 percentage point increase in their LVEF.

_____________________________________________________________________________

13794 NW 4th Street, Suite 212 • Sunrise, Florida 33325

Phone: 954.835.1500 • Fax: 954.845.9976

www.bioheartinc.com

Financial Results

Bioheart weathered the financial crisis of the past year and accomplished several key goals.  Most importantly, we were able to raise the necessary capital to keep corporate headquarters operational. While we haven’t yet achieved the financial strength that we would like, we are working hard to meet our every demand while still looking forward to re-launching our MARVEL trial.  In 2010 we raised over $1,300,000 in investments and continue to work tirelessly to source additional capital investment. In addition, overall debt was reduced by almost 20%, thanks in great measure to members of the company’s Board of Directors that believe in the company’s unrealized value and converted some of the company’s debt for restricted shares and warrants.

The company also announced completion of a $980,000 loan from Seaside National Bank and Trust that was used to refinance the Company’s loan with Bank of America. Two long time shareholders, Dan Marino and Jason Taylor, reaffirmed their support of the Company by agreeing to guarantee the Seaside Loan as they had done for the Bank of America loan.

Establishing the Market in Regenerative Medicine

Bioheart is committed to maintaining our leading position within the cardiovascular sector of the cell technology industry delivering cell therapies and biologics that help address congestive heart failure, lower limb ischemia, chronic heart ischemia, acute myocardial infarction and other cardiac issues.  In particular, we are focused on securing funding to continue the second phase of the MARVEL trial.   In the first phase of this trial, the treated patients, on average, had a 91 meter improvement in their six minute walk distance—an astonishing result of 35% improvement in a relatively short period.  Our success to date would not have come without our substantial commitment and investment in research of regenerative cells for use in cardiac diseases.

From our families to yours this holiday season, THANK YOU for your continued support in Bioheart. We look forward to updating you on our growth and progress in the coming year.

Warm Regards,

Mike Tomas	Dr. William P. Murphy, Jr.
President and CEO	Chairman of the Board

Forward Looking Statements

Except for historical matters contained herein, statements made in this press release are forward-looking and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "to," "plan," "expect," "believe," "anticipate," "intend," "could," "would," "estimate," or "continue" or the negative other variations thereof or comparable terminology are intended to identify forward-looking statements.

Investors and others are cautioned that a variety of factors, including certain risks, may affect our business and cause actual results to differ materially from those set forth in the forward-looking statements. These risk factors include, without limitation, (i) our ability to obtain additional financing; (ii) our ability to control and reduce our expenses; (iii) our ability to establish a distribution network for and commence distribution of certain products for which we have acquired distribution rights; (iv) our ability to timely and successfully complete our clinical trials; (v) the occurrence of any unacceptable side effects during or after preclinical and clinical testing of our product candidates; (vi) the timing of and our ability to obtain and maintain regulatory approvals for our product candidates; (vii) our dependence on the success of our lead product candidate; (viii) our inability to predict the extent of our future losses or if or when we will become profitable; (ix) our ability to protect our intellectual property rights; and (x) intense competition. The Company is also subject to the risks and uncertainties described in its filings with the Securities and Exchange Commission, including the section entitled "Risk Factors" in its Annual Report on Form 10-K for the year ended December 31, 2009, and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2010.